Contact

www.linkedin.com/in/mayuri-joshi1986 (LinkedIn)

Top Skills

Marketing Strategy
Analytics
SAS programming

Languages

English
Hindi
Marathi
German

Certifications

Lean Six Sigma Green Belt

Honors-Awards

Beta Gamma Sigma

Mayuri Joshi

Curiouser.AI | ex-PwC, KPMG, Blackstone Port. Co | M&A & Integration Expert | Emory GBS MBA | Electronics and Telecomm Engineer

Atlanta Metropolitan Area

Summary

I have about 15 years of experience in M&A, integration, transformation, and data science across private equity, Fortune 500 companies, and startups. I have supported 20+ transactions worth $20B+ in enterprise value through senior roles at PwC and KPMG over the course of a decade. I have also led integration and transformation efforts at private equity portfolio companies backed by Blackstone, Centerbridge, and Vistria.My experience spans multiple industries: healthcare, banking, chemicals, utilities, manufacturing, tech and real estate. I have built and managed PMOs of 50+ cross-functional team members, overseeing org design, change management, operations, HR, IT, finance, supply chain, and communications.My first experience with AI and machine learning was in 2012 as a data scientist and econometric modeler at BBDO in the Omnicom Group. I later served as a Guest Lecturer in Data Science at Emory University's Goizueta Business School from 2014 to 2021.Currently, I serve as Co-Founder at Curiouser.AI, an AI startup.I have a Bachelor of Electronics and Telecommunications Engineering degree. Additionally, I have an MBA from Emory University GBS with a focus on Strategy and Data Science.

Experience

Curiouser.AI
9 months

Co-founder & Chief Product Officer
September 2025 - Present (4 months)

Product Strategy & Execution

Co-Founder & Chief Strategy Officer
April 2025 - Present (9 months)

www.curiouser.ai

Our proprietary Gen AI coach, Alice, is a reflective AI that helps small and midsize businesses build and scale

ANDMORE

Vice President of Corporate Development

September 2024 - February 2025 (6 months)

Started as Senior Director and promoted to VP in 4 months

Reports to CEO

Blackstone-owned ANDMORE operates over 19 million square feet of showroom and event space in the US

Intown Cares (formerly Intown Collaborative Ministries)

Board Member

September 2018 - August 2024 (6 years)

The mission of Intown Collaborative Ministries is to end hunger and homelessness in Atlanta

Help at Home

Director of M&A Integration

January 2023 - July 2024 (1 year 7 months)

Leader of M&A integration for Centerbridge & Vistria (PE) backed Help at Home’s acquisitions. Managed an Integration team of a Senior Manager and 3 Project Managers. Reported to the Chief Development Officer.

As America's leading personal care provider, the company operates across 12 states with over 190 locations, supporting 49,000 caregivers and serving 60,0000 clients.

PwC

Director of Transformation (M&A Consulting)

January 2021 - June 2022 (1 year 6 months)

Atlanta, Georgia, United States

Led operational assessment and resulting re-organization design for a large utility (Rev. ~$2B)

Led separation readiness assessment of leading financial institution as it divested its retail arm (deal size $8B)

Led operational separation for large utility as it divested it’s regional portfolio (deal size $5.3B)

Lead Director for Chemicals industry M&A Business Development

Emory University - Goizueta Business School

Guest Lecturer (Data Science)

January 2014 - June 2021 (7 years 6 months)

Guest Lecturer at Emory Goizueta Business School MBA (2013 to 2021): Data Science for Goizueta Marketing Strategy Consulting

KPMG

3 years 3 months

Director (M&A Consulting)

August 2018 - January 2021 (2 years 6 months)

Greater Atlanta Area

Co-Led carve-out financials development for leading chemicals company (Rev. ~$11B)

Led the stand-alone planning and execution of the standup of manufacturing plants of an automotive supplier as it separated from distressed parent company (Rev. ~$50M)

Performed multiple IT, operational, and commercial due diligences for private equity and corporate clients (~5)

Lead Director of Utility industry M&A business development

Manager (M&A Consulting)

November 2017 - August 2018 (10 months)

Greater Atlanta Area

Led the Integration Management Office for Acquisition of RF Business by Technology Company (deal size $345m)

Performed multiple IT, operational, and commercial due diligences for private equity and corporate clients (~5)

PwC

4 years 5 months

Manager (M&A Consulting)

July 2015 - November 2017 (2 years 5 months)

Greater Atlanta Area

Led the Project Management Office for Divestiture of Generation Assets of Mid-West Utility (deal size $1B)

Led Cost Analysis and Org. Design for the Acquisition of a Gas Utility by a South-East Utility (deal size $6.8B)

Led Financial Analysis of Post Integration IT Strategy for a South-East Gas Utility (deal size $6.8B)

Conducted Readiness Assessment for Divestiture of Generation Portfolio of North-East Utility (deal value $260M)

Senior Associate (M&A Consulting)
July 2013 - June 2015 (2 years)
Greater Atlanta Area

Led Cost Analysis and Org. Design for the Spinoff of Pipeline Assets of Mid-West Utility (acquired for $13.8B)
Reviewed Post-Merger Synergies Captured by a Leading Chemical Company (deal size ~$2.1B)
Designed and Executed Treasury Function Carve-Out of a Fortune 100 Technology Company (acquired for $870M)

BBDO
Data Science & Econometric Modeling
May 2012 - September 2012 (5 months)

Measured ROI on client’s marketing investment for AT&T, Starbucks, FedEx and Hyatt Hotels

Various
Experiential Marketing
July 2008 - February 2011 (2 years 8 months)

I led an experiential marketing agency which created customer and employee experiences for several major brands in India, including FedEx, Esprit, Red Hat Linux and Retail Jeweler’s Awards.

I also freelanced as a Show Director for large, televised events: Miss Kerala 2009 and 2010.

Aftek
Systems Programming
May 2007 - April 2008 (1 year)

Education

Emory University - Goizueta Business School
Master of Business Administration (MBA), Strategy and Analytics · (2011 - 2013)

Savitribai Phule Pune University

Bachelor of Engineering (BE), Electrical, Electronics and Communications Engineering · (2004 - 2008)